Exhibit 99.1

Nano Labs Announces First Half of 2023 Financial Results

HANGZHOU, China, August 15, 2023 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of June 30, 2023 and for the first half of 2023 then ended.

First Half of 2023 Financial Highlights

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Net revenue was RMB52.3 million (US$7.2 million) for the first half of 2023, compared to a net revenue of RMB380.1 million for the same period of 2022.
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Gross loss was RMB62.9 million (US$8.7 million) for the first half of 2023, compared to a gross profit of RMB176.4 million for the same period of 2022.
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Loss from operations was RMB136.4 million (US$18.9 million) for the first half of 2023, compared to a profit from operations of RMB107.6 million for the same period of 2022.
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Net loss was RMB134.3 million (US$18.6 million) for the first half of 2023, compared to a net income of RMB111.4 million for the same period of 2022.
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Net loss per ordinary share (both basic and diluted) was RMB1.20 (US$0.17) for the first half of 2023, compared to net income per share (both basic and diluted) of RMB1.07 for the same period of 2022.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “The first half of 2023 was a challenging period for our industry and the entire cryptocurrency market. The prolonged slump in cryptocurrency prices had a certain impact on our product sales. Nevertheless, we continued to deliver high-quality products to our customers. We actively adjusted our development strategy to adapt to the ever-changing market environment. Our management team visited other countries, engaging with industry experts and potential partners, with the aim of exploring opportunities for global market expansion. We have been closely monitoring overseas markets, with a particular focus on North America, Northern Europe, the Middle East, and Southeast Asia. The proportion of our overseas market sales noticeably increased in the first half of this year. Through a series of market expansion initiatives, we will continue to tap into growth potential to increase our market share. Moreover, we have been continuously upgrading iPollo's advanced AI capabilities not only to enable real-time 3D metaverse rendering but also to support GPU-intensive calculations through a unified computing pool facilitated by its blockchain mechanism and high-speed data network.

We firmly believe that our iPollo will stand as an iconic product within the industry, consistently delivering a fresh web 3.0 experience to the market.”

Mr. Bing Chen, Chief Financial Officer, commented, “During the first half of 2023, due to the reduction in the cryptocurrency market, our net revenue was RMB52.3 million (US$7.2 million). We have laid out strategic plans with a keen emphasis on product upgrade and iteration and market expansion, so that we expect to seize growth opportunities in the global market. During the first half of 2023, we have achieved the initial revenues of 3D printing business and we would get a rapid growth in the coming half year and later on. In addition to our expansion plan, we will continue to optimize our operating efficiency and aim to achieve sustainable growth in the long-run. In the future, we anticipate harnessing our technological edge to foster enduring business growth and create greater value for our shareholders.”

First Half of 2023 Financial Results

Net Revenues

Net revenue was RMB52.3 million (US$7.2 million) for the first half of 2023, compared to a net revenue of RMB380.1 million for the same period of 2022. The decrease in net revenues was primarily due to the decrease in sales volume of V and B Series and a decrease in service revenue for the first half of 2023, but we started to generate revenue in 3D products.

Cost of Revenues

Cost of revenues was RMB115.2 million (US$15.9 million) for the first half of 2023, compared to RMB203.8 million for the same period of 2022, the change was mainly due to the decrease in sales volume and partially offset by an increase in inventory write-down.

Operating Expenses

Total operating expenses were RMB73.5 million (US$10.2 million) for the first half of 2023, compared to RMB68.7 million in the same period of 2022.

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Selling and marketing expenses decreased by 6.5% to RMB9.5 million (US$1.3 million) for the first half of 2023, from RMB10.2 million for the same period of 2022. The decrease in selling and marketing expenses was primarily due to the decrease in advertising and marketing promotion expenses.

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General and administrative expenses increased by 83.8% to RMB31.0 million (US$4.3 million) for the first half of 2023, from RMB16.9 million for the same period of 2022. The increase in general and administrative expenses was primarily due to the increase in employee salary expenses, professional fees, and rental fees due to the development and expansion of its business.

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Research and development expenses decreased by 21.0% to RMB33.0 million (US$4.6 million) for the first half of 2023, from RMB41.7 million for the same period of 2022. The decrease in research and development expenses was primarily due to the decrease in design and service fees, material fees and share-based compensation expenses, offset by the increase in equipment rental fees. The Company expects to continue its significant investment in research and development to support its future development, product iteration, and competitive strengths.

Profit (Loss) from Operations

Loss from operations was RMB136.4 million (US$18.9 million) for the first half of 2023, compared with profit from operations of RMB107.6 million for the same period of 2022.

Finance Expenses (Income)

Finance expense was RMB1.6 million (US$0.2 million) for the first half of 2023, compared with finance income of RMB0.6 million for the same period of 2022 due to the increase of foreign currency exchange losses.

Net Income (Loss)

Net loss was RMB134.3 million (US$18.6 million) for the first half of 2023, compared to a net income of RMB111.4 million for the same period of 2022.

Basic and diluted loss per share was RMB1.20 (US$0.17) for the first half of 2023, compared with basic and diluted income per share of RMB1.07 for the same period of 2022.

Cash and Cash Equivalents

As of June 30, 2023, the Company had cash and cash equivalents of RMB16.8 million (US$2.3 million), compared with RMB87.8 million as of December 31, 2022.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 7.2258 to US$1.00, the central parity rate on June 30, 2023 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income (loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income (loss) as net income (loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools.

One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income (loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:00 am U.S. Eastern Time (8:00 pm Beijing Time) on August 15, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10032954-ysg6df.html

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until August 22, 2023 via the following dial-in details:

Dial-in Numbers:

U.S./Canada	1-855-883-1031
Hong Kong	800-930-639
China	400-1209-216
Replay PIN	10032954

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: https://ir.nano.cn/.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

Consolidated Balance Sheets
(Unaudited)

	As of December31,	As of June 30,
	2022	2023
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	87,811,272	16,839,750	2,330,503
Restricted cash	48,112	417,565	57,788
Accounts receivable	-	1,484,548	205,451
Inventories, net	102,201,746	41,934,840	5,803,488
Prepayments	71,314,254	42,424,141	5,871,203
Other current assets	27,275,215	35,756,740	4,948,483
Total current assets	288,650,599	138,857,584	19,216,916
Non-current assets:
Property, plant and equipment, net	21,426,955	105,278,931	14,569,865
Intangible asset, net	48,717,132	48,224,210	6,673,892
Operating lease right-of-use assets	8,447,978	4,394,524	608,171
Total non-current assets	78,592,065	157,897,665	21,851,928

TOTAL ASSETS	367,242,664	296,755,249	41,068,844

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Current portion of long-term debts	280,000	1,560,000	215,893
Accounts payable	15,292,843	56,341,159	7,797,221
Advance from customers	124,469,097	106,012,404	14,671,373
Operating lease liabilities, current	4,199,361	3,798,072	525,627
Other current liabilities	39,399,532	30,537,633	4,226,193
Total current liabilities	183,640,833	198,249,268	27,436,307
Non-current liabilities:
Long-term debts	16,673,316	65,739,865	9,097,936
Operating lease liabilities, non-current	2,514,115	762,344	105,503
Total non-current liabilities	19,187,431	66,502,209	9,203,439
Total liabilities	202,828,264	264,751,477	36,639,746

Shareholders' equity:
Class A ordinary shares ($0.0001 par value; 242,821,846 shares authorized; 54,318,514 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	35,425	35,425	4,903
Class B ordinary shares ($0.0001 par value; 57,178,154 shares authorized; 57,178,154 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	36,894	36,894	5,106
Additional paid-in capital	354,803,564	354,941,162	49,121,365
Accumulated deficit	(199,207,921)	(333,527,402)	(46,157,851)
Statutory reserves	6,647,109	6,647,109	919,913
Accumulated other comprehensive income	2,099,329	3,870,584	535,662
Total shareholders' equity	164,414,400	32,003,772	4,429,098
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	367,242,664	296,755,249	41,068,844

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)

	For the six months ended June 30,
	2022	2023
	RMB	RMB	US$
Net revenues	380,138,767	52,268,716	7,233,623
Cost of revenues	203,767,419	115,167,091	15,938,317
Gross profit (loss)	176,371,348	(62,898,375)	(8,704,694)

Operating expenses:
Selling and marketing expenses	10,165,237	9,501,537	1,314,946
General and administrative expenses	16,885,396	31,041,335	4,295,903
Research and development expenses	41,692,574	32,953,337	4,560,511
Total operating expenses	68,743,207	73,496,209	10,171,360

Profit (loss) from operations	107,628,141	(136,394,584)	(18,876,054)

Other expenses (income):
Finance expense (income)	(636,158)	1,600,591	221,511
Interest income	(1,860,642)	(335,986)	(46,498)
Other income	(1,268,583)	(3,339,708)	(462,192)
Total other income	(3,765,383)	(2,075,103)	(287,179)

Income (loss) before income tax provision	111,393,524	(134,319,481)	(18,588,875)
Income tax provision	-	-	-
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)

Comprehensive income (loss):
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Other comprehensive income:
Foreign currency translation adjustment	1,336,892	1,771,255	245,129
Total comprehensive income (loss)	112,730,416	(132,548,226)	(18,343,746)

Net income (loss) per ordinary share:
Basic	1.07	(1.20)	(0.17)
Diluted	1.07	(1.20)	(0.17)

Weighted average number of shares used in per share calculation:
Basic	103,790,000	111,496,668	111,496,668
Diluted	103,902,581	111,496,668	111,496,668

Non-GAAP Reconciliation
(Unaudited)
	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Net income (loss)	111,393,524	(134,319,481)	(18,588,875)
Add:
Share-based compensation expenses	4,673,673	137,598	19,043
Non-GAAP adjusted net income (loss)	116,067,197	(134,181,883)	(18,569,832)